Elemental Royalty Corporation
(formerly Elemental Altus Royalties Corp.)
Consolidated Financial Statements

Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Elemental Royalty Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Elemental Royalty Corporation and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income (loss) and comprehensive income (loss), of shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 23, 2026
We have served as the Company’s auditor since 2020.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500
Toronto, Ontario, Canada M5J 0B2
T.: +1 416 863 1133, F.: +1 416 365 8215
Fax to mail: ca_toronto_18_york_fax@pwc.com

"PwC" refers to PricewaterhouseCooper LLP, an Ontario limited liability partnership

Consolidated Financial Statements
Expressed in thousands of US Dollars ($000)
Consolidated Statements of Financial Position

	As at December 31,
	2025	2024

Assets

Cash and cash equivalents (Note 5)	$53,143	$4,454
Trade receivables and other assets (Note 6)	25,154	16,632
Investments (Note 7)	16,115	-
Total current assets	94,412	21,086

Trade receivables and other assets (Note 6)	2,043	4,031
Investments (Note 7)	-	2,243
Investment in associates (Note 9)	1,000	41,087
Royalty interests (Note 8)	808,720	135,720
Property and equipment	1,141	-
Total non-current assets	812,904	183,081

Total Assets	$907,316	$204,167

Liabilities

Accounts payable and accrued liabilities (Note 10)	$6,664	$3,349
Warrant liability (Note 11)	7,684	-
Total current liabilities	14,348	3,349

Borrowings (Note 12)	-	2,687
Deferred income tax liability (Note 13)	112,553	1,747
Total non-current liabilities	112,553	4,434

Total Liabilities	126,901	7,783

Shareholders' Equity

Share Capital (Note 14)	787,682	217,449
Contributed Surplus	17,481	6,535
Accumulated other comprehensive income ("AOCI")	1,503	1,416
Deficit	(26,251)	(29,016)
Total Shareholders' Equity	780,415	196,384

Total Liabilities and Shareholders' Equity	$907,316	$204,167

Events subsequent to the reporting date (Note 23)

Approved on behalf of the Board of Directors on March 23, 2026

Signed: "David M Cole"	Director	Signed: "Sunny Lowe"	Director
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s), except per share amounts
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

	For the year ended December 31,
	2025	2024

Revenue (Note 15)	$43,643	$16,323
Depletion of royalty interests (Note 8)	(16,334)	(7,218)
Gross profit	27,309	9,105

General and administrative expenses (Note 16)[1]	(16,467)	(7,396)
Royalty generation expenses, net (Note 17)	(1,058)	-
Share-based compensation expense (Note 14)	(2,436)	(1,388)
Share of profit of associates (Note 9)	2,203	2,036
Gains (losses) on disposals (Note 6, 9, and, 12)	(2,253)	373
Impairment charges (Note 9)	(2,017)	(436)
Profit from operations	5,281	2,294

Other income and expenses
Interest income	731	198
Interest and finance expenses (Note 12)	(478)	(2,028)
Gain (loss) on revaluation of financial instruments (Note 7 and 11)	769	(5)
Foreign exchange loss	(23)	(54)
Other income	-	604

Income before income taxes	6,280	1,009

Tax expense (Note 13)	(4,508)	(1,321)
Net income (loss) for the year of continuing operations	1,772	(312)
Net loss of discontinued operations	-	(52)
Total net income (loss)	1,772	(364)

Other comprehensive income
Gain on revaluation of digital currency (Note 7)	99	-
Foreign currency translation adjustment	(12)	136
Other comprehensive income	87	136
Total comprehensive income (loss)	$1,859	$(228)

Income (loss) per share
Continuing operations - basic (Note 19)	$0.06	$(0.02)
Continuing operations - diluted (Note 19)	$0.06	$(0.02)

Discontinued operations - basic	$0.00	$0.00
Discontinued operations - diluted	$0.00	$0.00

Weighted average number of common shares outstanding - basic (Note 19)	29,975,215	20,429,742
Weighted average number of common shares outstanding - diluted (Note 19)	31,596,448	20,429,742
1 Certain comparative figures have been reclassified to general and administrative expenses to conform to current year presentation as illustrated in Note 16.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s)
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2025	2024

Cash flows from operating activities
Income (loss) for the year	$1,772	$(364)
Adjustments for:
Depletion and depreciation	16,359	7,218
Impairment charge (Note 9)	2,017	436
Share-based compensation expense (Note 14)	2,436	1,388
Share of profit of associates (Note 9)	(2,203)	(2,036)
Loss (gain) on revaluation of financial instruments	(769)	5
Interest and finance expenses (Note 12)	478	2,028
Tax expense (Note 13)	4,508	1,321
Other non-cash movements (Note 22)	3,245	(893)

Changes in non-cash working capital items:
Accounts receivable	5,598	(2,537)
Accounts payable and accrued liabilities	568	(479)
Total cash provided by operating activities before taxes	34,009	6,087

Taxes paid	(3,198)	(1,271)
Total cash provided by operating activities	30,811	4,816

Cash flows from investing activities
Distributions from SLM California (Note 9)	3,126	3,922
Acquisition of royalty interests (Note 8)	(68,697)	(3,241)
Net cash received from the purchase of EMX Royalty Corp. (Note 4)	3,097	-
Proceeds from royalty buy-back (Note 8)	1,913	-
Proceeds from the sale of investments	5,231	3,500
Purchase of Tether Gold cryptocurrency tokens (Note 7)	(1,000)	-
Other movements (Note 22)	5	333
Total cash provided by (used in) investing activities	(56,325)	4,514

Cash flows from financing activities
Interest received	507	198
Interest paid	(408)	(1,979)
Loan repayments (Note 12)	(28,000)	(27,000)
Proceeds from private placement (Note 13 and 18)	100,000	12,763
Share issue costs	(227)	(91)
Proceeds from exercise of options and settlement of PSUs (Note 14)	2,674	-
Finance lease payments	10	-
Total cash provided by (used in) financing activities	74,556	(16,109)

Effect of exchange rate changes on cash and cash equivalents	(353)	(54)

Change in cash and cash equivalents	48,689	(6,833)
Cash and cash equivalents, beginning	4,454	11,287

Cash and cash equivalents, ending	$53,143	$4,454
Supplemental disclosure with respect to cash flows (Note 22)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s), except per share amounts
Consolidated Statements of Shareholders' Equity

	Number of common shares	Share Capital	Contributed Surplus	AOCI	Deficit	Total

Balance as at December 31, 2023	19,599,041	$177,424	$5,664	$1,280	$(29,169)	$155,199
Issued during the year:
Shares issued for royalty interests	5,058,652	40,762	-	-	-	40,762
Less: share issuance costs	-	(91)	-	-	-	(91)
Share-based payments	-	-	1,388	-	-	1,388
Share cancellation	(81,432)	(646)	-	-	-	(646)
Forfeit of share options	-	-	(517)	-	517	-
Net loss and comprehensive loss for the year	-	-	-	136	(364)	(228)

Balance as at December 31, 2024	24,576,261	$217,449	$6,535	$1,416	$(29,016)	$196,384
Issued during the year:
Acquisition of EMX Royalty Corp.	31,500,450	466,490	10,799	-	-	477,289
Shares issued in private placement	7,502,502	100,000	-	-	-	100,000
Less: share issuance costs	-	(227)	-	-	-	(227)
Shares issued for exercise of share options	242,282	3,908	(1,129)	-	-	2,779
Shares issued for settlement of PSUs	8,500	62	(167)	-	-	(105)
Share-based payments	-	-	2,436	-	-	2,436
Forfeit of share options	-	-	(993)	-	993	-
Net income and comprehensive income for the year	-	-	-	87	1,772	1,859

Balance as at December 31, 2025	63,829,995	$787,682	$17,481	$1,503	$(26,251)	$780,415

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 1 - Nature of Operations
Elemental Royalty Corporation (formerly Elemental Altus Royalties Corp.) (the “Company” or “Elemental”), incorporated under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious and base metal royalties. The registered office address is Suite 905, 815 West Hastings Street, Vancouver, British Columbia, Canada and the Company's head office is 10001 W. Titan Road, Littleton, Colorado, USA. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “ELE” and effective November 25, 2025, the Nasdaq Exchange under the trading symbol “ELE”.
During the year ended December 31, 2025 the Company closed an arrangement agreement whereby the Company acquired all of the issued and outstanding shares of EMX Royalty Corporation ("EMX") (the "Transaction") (Note 4). In connection with the closing of the acquisition of EMX, the Company changed its name to Elemental Royalty Corporation.

These consolidated financial statements of the Company are presented in United States Dollars ("US Dollars" or "US$"), unless otherwise noted, which is the functional currency of the parent company. The notation “$” represents US dollars, “C$” represents Canadian dollars, and “A$” represents Australian dollars.

Note 2 - Basis of Presentation
Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee (the "IFRS Accounting Standards").
These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.
The financial statements were approved by the board and authorized for issue on March 23, 2026.
Basis of Consolidation
The consolidated financial statements comprise the accounts of Elemental Royalty Corporation, the parent company, and its controlled subsidiaries, after the elimination of all intercompany balances and transactions. For the period from October 17 to November 13, 2025 Tether Investments S.A. de C.V. owned more than 50% of the Company and was the ultimate parent company for this period of time.
Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	7

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Basis of Presentation (continued)
Material subsidiaries are listed in the following table:

			Ownership Percentage
Name	Place of Incorporation	Functional Currency	2025	2024

Altus Royalties Limited	Australia	US Dollar	100%	100%
Altus Strategies Limited	Australia	US Dollar	100%	100%
Bullion Monarch Mining, Inc.	United States of America	US Dollar	100%	—%
Elemental One Limited	BVI	US Dollar	100%	100%
Elemental Resources Limited	England & Wales	Pound Sterling	100%	100%
Elemental Royalties (Australia) Pty Ltd.	Australia	US Dollar	100%	100%
Elemental Royalties Delaware	United States of America	US Dollar	100%	100%
EMX (USA) Services Corp.	United States of America	US Dollar	100%	—%
EMX Chile SpA	Chile	US Dollar	100%	—%
EMX Royalty Corporation	Canada	US Dollar	100%	—%
Eurasia Madencilik Ltd. Sirketi	Türkiye	US Dollar	100%	—%
Minera Tercero SpA	Chile	US Dollar	100%	50%
In general, there is a presumption that holding a majority of voting rights results in control. To support this presumption, and when the Company holds less than a majority of the voting rights or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has control over an investee, including:
•Contractual arrangements with the other vote holders of the investee
•Rights arising from other contractual arrangements
•The Company’s voting rights and potential voting rights
The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an interest commences when the Company obtains control over the interest and ceases when the Company loses control of the interest. Assets, liabilities, income and expenses of an interest acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the interest.
Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent company of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.
Joint arrangements exist where the Company has joint control of an entity and they are classified as either a joint operation or a joint venture.
Entities are recognized as joint operations if the following criteria are fulfilled:
•Their legal form gives parties rights to the assets and obligations for the liabilities relating to the joint arrangement
•The contractual terms of the joint arrangement specify that parties have rights to the assets and obligations for the liabilities relating to the arrangement.
•The arrangement has been designed by the parties so that its activities provide the parties with an output which represents rights to substantially all of the economic benefits of the assets held in the separate vehicle.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	8

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Basis of Presentation (continued)
Joint operations are accounted for by recognizing the Company’s share of any jointly held or incurred assets, liabilities, revenues and expenses. Joint ventures and investments in associates are accounted for using the equity method. Following the acquisition of EMX Royalty Corporation (Note 4), the Company's investment in SLM California was accounted for as a joint operation, which had previously been accounted for as an investment in associate.
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Areas of judgment and estimation that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below:
(a) Impairment review of royalty interests
At the end of each reporting period, it is assessed whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that gives rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty from which independent cash inflows are generated.
Management uses judgment when assessing whether there are indicators of impairment, considering variables such as future commodity prices and guidance from the mine operators such as reserve and resource estimates or other relevant information from the operators which may indicate production from the interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The test to determine the recoverable amount is performed using an income-based approach based on a discounted cash flow model which includes the following significant assumptions: future commodity prices, discount rate, and forecasted production based on mineral reserve and resource estimates from the operators. Management’s estimates of forecasted production of mineral reserves and mineral resources from the operators are based on information compiled by qualified persons (management’s expert).
(b) Taxation
The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position and their related measurement.
Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and mineral reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	9

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Basis of Presentation (continued)
These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.
(c) Business combinations
The assessment of whether an acquisition meets the definition of a business or is considered an asset acquisition is an area of key judgment. For an acquisition to constitute a business acquisition, the Company should be acquiring inputs and substantive processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.
For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining the fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of royalty interests and other properties in particular, generally require a high degree of judgment and include estimates such as discount rates, long-term forecast commodity prices, and the future production of operator mineral reserves and mineral resources information. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.
For accounting purposes, the Company determined that the Transaction met the definition of a business combination under IFRS 3 - Business Combinations and applied the acquisition method of accounting. The closing date of the Transaction was determined to be November 13, 2025 and Elemental was determined to be the acquiring company. Upon completion of the acquisition of EMX, Elemental and EMX shareholders owned 51% and 49% of the Company, respectively.
Sources of Estimation Uncertainty
Mineral reserves and mineral resources
Royalty interests of the Company that generate economic benefit are depleted using a units-of-production method (based on units sold) over the anticipated life of the mine to which the interest relates. This is determined using available information regarding proven and probable mineral reserves and the portion of mineral resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. These calculations require the use of estimates and assumptions, including the mineral reserves and mineral resources relating to each royalty interest. Mineral reserves and mineral resources are estimates of the amount of minerals that can be extracted from the mining properties at which the Company has royalty interests. Changes to the mineral reserves mineral and resources assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Note 3 - Material Accounting Policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Company entities.
(a)Business combinations
On the acquisition of a business, the acquisition method of accounting is used, in which the identifiable assets acquired and liabilities assumed are recognized and measured at their fair value at the date of acquisition, with the exception of income taxes. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, and within a period not to exceed twelve months from the acquisition date, with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	10

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 3 - Material Accounting Policies (continued)
When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statements of comprehensive income (loss). Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company, and are presented in the equity section of the Consolidated Statements of Financial Position.
(b)Foreign currency
(i)Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the date of the consolidated statement of financial position are translated at the foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in the consolidated statements of comprehensive income (loss). Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.
(ii)Financial statements of foreign operations
The functional currency of the Company and each of its subsidiaries is the principal currency of the economic environment in which each entity operates. The assets and liabilities of foreign operations are translated to US Dollars at exchange rates ruling at the date of the consolidated statement of financial position. The revenues and expenses of operations are translated to US Dollars at rates approximating to the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized in other comprehensive income.
On disposal of a foreign operation, the cumulative exchange differences recognized in accumulated other comprehensive income relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.
(c)Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments held in the form of money market investments and certificates of deposit with investment terms that allow for penalty free redemption after three months.
(d)Digital currencies
Digital currency consists of Tether Gold stablecoins representing cryptocurrency-denominated assets. Digital currencies meet the definition of intangible assets in IAS 38, “Intangible Assets” as they are identifiable non-monetary assets without physical substance. Purchased digital currencies are initially recorded at cost and subsequently remeasured using the revaluation method. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in the consolidated statements of income (loss) and comprehensive income (loss). There is no recycling of gains from other comprehensive income in the consolidated statements of income (loss) and comprehensive income (loss), except to the extent that an increase in fair value reverses a previous decrease in fair value that has been charged to profit or loss, that increase is recorded in the consolidated statements of income (loss) and comprehensive income (loss).

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	11

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 3 - Material Accounting Policies (continued)
(e)Revenue recognition
Revenue is comprised of income earned from royalties as well as other execution payments, staged option or property payments and project management fees. Revenue is measured at the fair value of consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of a royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.
The Company recognizes revenue upon the transfer of control of the relevant commodity from the operator to the end customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.
(f)Income Tax
Income tax comprises current and deferred tax.
Income tax is recognized in the consolidated statements of income (loss) and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized using the Consolidated Statements of Financial Position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(g)Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares, which comprises irrevocable ordinary share subscriptions as well as options and warrants to purchase shares issued to employees and third parties respectively.
(h)Royalty interests
Royalty interests consist of acquired royalty interests and royalty interests generated on the disposal or reduction in ownership of former exploration and evaluation projects of the Company.
Royalty interests, which are identified and classified as tangible assets, are initially measured at cost including any directly attributable transaction costs. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. Project evaluation costs that are not related to a specific royalty interest are expensed in the period incurred.
Producing royalty interests are depleted using the units-of-production method, based on units sold, over the anticipated life of the mine to which the interest relates. This is estimated using available information on proven and probable mineral reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement, where management is confident that further resources will be converted into mineral reserves and are approaching economic decisions affecting the mine on this basis.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	12

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 3 - Material Accounting Policies (continued)
In situations when the expectations change, and management determines that an alternative basis may be more appropriate, such change is treated as a change in accounting estimate under IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. The effect of the change is recognized prospectively from the period in which the change has been made.
(i)Investments in associates and joint arrangements
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interests in any joint operation, the Company recognizes its share of any assets, liabilities, revenues and expenses of the joint operation.
A joint venture is an entity over which the Company has joint control through a joint arrangement that requires the unanimous consent of the parties sharing control, and whereby the joint arrangement does not confer a right to the assets or an obligation for the liabilities of the entity.
The Company accounts for its investment in an associate or joint venture using the equity method. It is initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company’s share of the associate or joint venture’s net income or loss. Adjustments may be necessary to give effect to uniform accounting policies or to reflect any other movement in the associate or joint venture’s reserves or for impairment losses after the initial recognition date.
The share of income or loss is recognized in the Company’s net loss during the period. Distributions received from the associate or joint venture are accounted for as a reduction in the carrying amount of the Company’s investment.
(j)Other property interests and royalty generation expenditures
Acquisition costs for property interests, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for property interests pursuant to the terms of the agreement. Royalty generation expenditures, net of recoveries, are charged to profit or loss as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.
When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management's estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.
A property interest acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	13

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 3 - Material Accounting Policies (continued)
(k)Impairment of royalty interests
An evaluation of the carrying value of each royalty is undertaken when an event or change in circumstance indicates that the carrying value may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The calculation of the recoverable amount includes the following significant assumptions: production, long term commodity prices, and discount rate. Estimated future production is determined using estimated mineral reserves and mineral resources, as well as exploration potential expected to be converted into resources or reserves. Long-term commodity prices are determined by reference to average long-term price forecasts per analyst consensus pricing. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recorded with a charge to net income (loss).
An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If an indication is present, the carrying amount of the royalty interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion which would have been determined had no impairment loss been recognized for the royalty in a previous period.
(l)Financial Instruments
A financial instrument is recognized in the statements of financial position when the Company has become a party to the contractual provision of the instrument. A financial asset is derecognized when the contractual right to receive cash flows from the financial asset has expired or has been transferred and the Company has transferred substantially all the risks and rewards of ownership. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.
Financial assets carried at amortized cost
A financial asset is held at amortized cost where the objective is to collect contractual cash flows and these cash flows are solely payments of principal and interest. Such an asset is initially recognized at fair value plus transaction costs directly attributable to its acquisition or issue, and is subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. A provision is recognized based on the simplified approach within IFRS 9 Financial Instruments (“IFRS 9“) using a provision matrix in the determination of the lifetime expected credit loss (“ECL”). This includes an assessment of the probability of non-payment of the receivable, which is multiplied by the value of the expected loss arising from default to determine the lifetime ECL. On confirmation that the receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.
For trade receivables and other receivables due in less than 12 months, the Company applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Company does not track changes in credit risk, but instead, recognizes a loss allowance based on the financial asset’s lifetime ECL at each reporting date.
The Company considers a financial asset to be in default when contractual payments are four weeks past due without communication from the operator of the mine over which the Company holds a royalty. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. The loss allowance for receivables is measured based on lifetime expected credit losses.
At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit impaired, which is indicated when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, which aligns to the definition of default.
The Company's financial assets measured at amortized cost comprise cash and cash equivalents, trade receivables and reclamation bonds in the consolidated statement of financial position.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	14

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 3 - Material Accounting Policies (continued)
Financial liabilities measured at amortized cost
Financial liabilities measured at amortized cost using the effective interest rate method include borrowings, trade and other payables that are short term in nature and advances from royalty generation partners. A financial liability is derecognized if the Company’s obligations specified in the contract expire or are discharged or cancelled.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (“EIR”). The EIR amortization is included as a finance cost in the statements of income (loss) and other comprehensive income (loss).
Financial liabilities measured at fair value through profit or loss
Derivative liabilities and investments in common shares and warrants are classified as fair value through profit or loss ("FVTPL"). These common shares and warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss under the classification of change in fair value of fair value through profit or loss assets.
Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as amortized cost are recognized at their fair value amount and offset against the related asset or liability. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire.
Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.
(m)Property and equipment
Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straight line method. Equipment is depreciated using a 5 year straight line method or by using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on royalty generation projects is included in royalty generation expenditures for that mineral property.
(n) Leases
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability. Right-of-use assets are presented in property, plant and equipment on the statements of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in the estimate of the amount expected to be payable.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months at inception.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	15

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 3 - Material Accounting Policies (continued)
(n)Share-based payments
Directors, officers, employees and certain consultants may receive remuneration in the form of share-based payments whereby services are rendered for equity instruments (equity-settled transactions). The cost of equity settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. The cost is recognized in share-based compensation expense, together with a corresponding increase in equity (contributed surplus) over the period in which the service and performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.
The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. The fair value of share purchase options granted is determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of share purchase options, the fair value of the Company’s shares and the risk-free interest rate. For employees, the fair value of the options is measured at the date of grant. For non-employees, the options are measured at the fair value of the goods or services received, unless they cannot be reliably measured in which case their values are determined by the Black-Scholes option pricing model. Fair value is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.
The estimated fair value of awards of share purchase options is recognized in profit or loss over the vesting period, with offsetting amounts to contributed surplus. If the share purchase options are granted for past services, they are recognized in profit or loss immediately. If the share purchase options are forfeited prior to vesting, no amounts are recognized in profit or loss. If share purchase options are exercised, then the fair value of the options is reclassified from equity reserve to share capital.
At each financial position reporting date, the amount recognized as profit or loss is adjusted to reflect the actual number of share purchase options that are expected to vest.
(o)Segment reporting
In accordance with IFRS 8 'Operating Segments', an operating segment is defined as a business activity whose operating results are reviewed by the chief operating decision maker ('CODM') and for which discrete information is available. The Company's CODM is the Chief Executive Officer. The Company records one segment, which is its royalty interests from which it derives its revenue (Note 15).
Change in Accounting Policy
During the year ended December 31, 2025 the Company changed its accounting policy with respect to exploration and evaluation expenditures. In prior years the Company's policy was to capitalize by property, all costs directly related to the exploration and evaluation of mineral properties classified as exploration and evaluation assets. The Company has elected to change this policy to now charge to operations, royalty generation expenditures as incurred, net of recoveries received, effective with the presentation of these financial statements, on a retrospective basis. The Company believes the change in accounting policy accurately reflects the royalty generation business and will aid in the understandability of the Company's financial information. As the Company has previously written off all of its capitalized exploration and evaluation expenditures in past years, there is no change on adoption to the Company's opening balance sheet as of January 1, 2024.
New Accounting Standards Issued
Certain pronouncements have been issued by the International Accounting Standards Board or the International Financial Reporting Interpretations Committee that are effective for accounting periods beginning on or after January 1, 2026 and have not yet been adopted. The Company has reviewed these updates and the amendments that are applicable to the Company are discussed below:

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	16

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 3 - Material Accounting Policies (continued)
IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments
In May 2024, the International Accounting Standards Board issued amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments relating to settling financial liabilities using electronic payment systems and assessing contractual cash flow characteristics of financial assets. The amendments will be effective on January 1, 2026, and the Company has assessed the impact and concluded that it is not material to the Company.
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Note 4 - Acquisition of EMX Royalty Corporation
On November 13, 2025, the Company closed an arrangement agreement whereby the Company acquired all of the issued and outstanding shares of EMX Royalty Corporation. Pursuant to the terms and conditions of the arrangement agreement between the Company and EMX dated September 4, 2025 (the "Arrangement Agreement"), EMX shareholders received 0.2822 of a common share for each EMX common share held prior to the Transaction, for a total of 31,500,450 common shares issued. In accordance with the Arrangement Agreement, each EMX share option was replaced with a fully vested replacement Elemental share option and each EMX warrant was replaced with a replacement Elemental warrant. The fair value of the replacement options and warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options	Warrants

Risk free interest rate (%)	2.47	2.45
Expected life (years)	2.4	1.4
Expected volatility (%)	44.4	45.3
Dividend yield (%)	-	-
For accounting purposes, the Company determined that the Transaction met the definition of a business combination under IFRS 3 - Business Combinations and applied the acquisition method of accounting. The closing date of the Transaction was determined to be November 13, 2025 and Elemental was determined to be the acquiring company. Upon completion of the acquisition of EMX, Elemental and EMX shareholders owned 51% and 49% of the Company, respectively. Below is a reconciliation of the purchase consideration for EMX along with the estimated preliminary fair value of the total assets acquired, net of liabilities assumed, as at the date of the Transaction. The allocation is preliminary and the fair values of the royalty interests acquired and deferred tax liability assumed are subject to change based on relevant information existing as at the date of the Transaction.

Consideration

Number of Elemental shares issued to EMX shareholders	31,500,450
Closing price of an Elemental share on November 12, 2025 (C$)	$20.74
$C/$US exchange rate on November 12, 2025	1.4005

Fair value of Elemental share consideration	$466,490
Fair value of EMX share options replaced with Elemental share options	10,799
Purchase consideration	$477,289

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	17

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 4 - Acquisition of EMX Royalty Corporation (continued)

Assets and Liabilities Acquired

Cash and cash equivalents	$15,941
Trade receivables and other assets	11,338
Investments	9,084
Equity investment in associate (SLM California)	104,405
Royalty interests	490,138
Property and equipment	1,162
Accounts payable and accrued liabilities	(13,335)
Warrant liability	(5,507)
Loan payable	(24,714)
Deferred tax liability	(111,223)
Total assets acquired, net of liabilities assumed	$477,289
To estimate the fair value of the royalty interests and the equity investment in associate acquired, management used discounted cash flow models for these assets that relate to operating mines and development assets and a market-based approach for other early stage assets. Management applied significant judgment in determining the fair value of the royalty interests and the equity investment in associate, including the use of significant assumptions, such as discount rates, long-term forecast commodity prices, and future production of operator mineral reserves and mineral resources information. Future production and operator mineral reserves and mineral resources information is compiled by management's specialists. Details of the material royalties the Company holds are discussed in Note 8.
The fair values of the investments acquired, were determined using quoted share prices of equity investments as of November 12, 2025 or estimates of fair value based on observable transactions from recently completed capital raises.
In connection with the Transaction, the Company incurred transaction costs of $3.0 million which were expensed during the year. Cash and cash equivalents acquired from EMX was net of other transaction and closing costs accrued by EMX up to the date of the transaction which were settled subsequent to closing. The Company's net income for the year ended December 31, 2025 included EMX revenue of $7.6 million and net income of $2.7 million from the date of acquisition to December 31, 2025. Had the Transaction occurred on January 1, 2025, the Company would have included EMX revenues of $36.2 million and a net loss of $0.8 million. The net loss was calculated using EMX results for the year and adjusting it for additional depletion that would have been charged assuming the fair value adjustments had applied from January 1, 2025 and assuming that no transaction or closing costs had been incurred. This pro forma information is not necessarily indicative of the results that would have been obtained if the EMX acquisition had actually occurred on January 1, 2025.

Note 5 - Cash and Cash Equivalents
At December 31, 2025 and 2024, the Company had the following cash and cash equivalents:

	As at December 31,
	2025	2024

Cash	$52,684	$4,454
Demand deposits	459	-
Total cash and cash equivalents	$53,143	$4,454
The Company had demand deposits held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the United States of America pursuant to expenditure requirements for ongoing property agreements.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	18

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 6 - Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.
As at December 31, 2025 and 2024, trade receivables and other assets were as follows:

	As at December 31,
	2025	2024

Trade and accrued royalties receivable	$23,771	$19,785
Refundable taxes	806	86
Recoverable royalty generation expenditures and advances	506	-
Due from related parties	-	363
Prepayments	1,501	248
Reclamation bonds, deposits and other	613	181
Total receivables and other assets	27,197	20,663

Less: current portion	(25,154)	(16,632)
Non-current portion	$2,043	$4,031
In April 2025, the Company received the final settlement of $9.8 million in cash and equity in FireFly Metals Ltd. (“FireFly”), in relation to the disposal of the Ming Gold Stream. Upon settlement, the Company recognized a loss on disposal of $0.3 million.
Non-current trade receivables and other assets include the deferred production-based milestones from the Korali Sud royalty (Note 8).
As at December 31, 2025, the Company has no material reclamation obligations. Once reclamation of the properties is complete, the bonds will be returned to the Company. The carrying amounts of the Company's trade receivables and other assets are predominantly denominated in US Dollars. There are no other currencies with which the carrying amounts are material.

Note 7 - Investments
At December 31, 2025 and 2024, the Company had the following investments:

	As at December 31,
	2025	2024

Opening balance	$2,243	$3,449
Additions	16,221	2,367
Disposals	(5,231)	(3,685)
Revaluation gain	2,882	112
Closing balance	16,115	2,243

Less: current portion	(16,115)	-
Non-current portion	$-	$2,243

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	19

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 7 - Investments (continued)
The Company's investments include equity interests in public and privately held companies, typically received as proceeds related to various property agreements. During the year ended December 31, 2025 the Company acquired $9.1 million in investments through the acquisition of EMX. Included in the additions is also a $1.3 million reclassification related to the Company's investment in Aterian Plc, which was previously classified as an investment in associate (Note 9). The Company also received $4.9 million in common shares from Firefly Metals as part of the Ming settlement and were subsequently sold within the same period for cash consideration. The remaining disposals during the year relate to various equity investment sales.
During the year, the Company purchased $1.0 million in Tether Gold XAU₮ cryptocurrency tokens (Note 18). The current value of the Tether Gold XAU₮ cryptocurrency tokens is $1.1 million.

Note 8 - Royalty Interests
As at and for the year ended December 31, 2025:

	Cost					Accumulated Depletion
	Opening	Additions	EMX Acquisition (Note 4)	Disposals/Impairment	Ending	Opening	Depletion	Disposals/Impairment	Ending	Carrying Amount
Royalty Interests
Ballarat, Australia	$9,896	$-	$-	$-	$9,896	$1,628	$1,439	$-	$3,067	$6,829
Balya, Türkiye	-	-	24,808	-	24,808	-	258	-	258	24,550
Bonikro, Cote d'Ivoire	31,800	-	-	-	31,800	3,271	3,923	-	7,194	24,606
Cactus, U.S.A	9,918	-	-	(1,996)	7,922	-	-	-	-	7,922
Caserones, Chile*	-	132,496	-	-	132,496	-	1,079	-	1,079	131,417
Chapi, Peru	-	-	19,036	-	19,036	-	-	-	-	19,036
Diablillos, Argentina	-	-	30,580	-	30,580	-	-	-	-	30,580
Dugbe, Liberia	-	16,505	-	-	16,505	-	-	-	-	16,505
Gediktepe, Türkiye	-	-	24,909	-	24,909	-	216	-	216	24,693
Karlawinda, Australia	37,166	-	-	-	37,166	8,999	2,279	-	11,278	25,888
Korali-Sud, Mali	11,196	-	-	-	11,196	-	5,126	-	5,126	6,070
Laverton, Australia	16,071	48,192	-	-	64,263	-	-	-	-	64,263
Leeville, U.S.A.	-	-	48,806	-	48,806	-	904	-	904	47,902
Timok, Serbia	-	-	187,833	-	187,833	-	524	-	524	187,309
Vittangi, Sweden	-	-	34,124	-	34,124	-	-	-	-	34,124
Wahgnion, Burkina Faso	12,379	-	-	-	12,379	6,227	-	-	6,227	6,152
Yenipazar, Türkiye	-	-	38,073	-	38,073	-	-	-	-	38,073
Other Producing Royalties	3,588	4,000	4,050	-	11,638	1,047	586	-	1,633	10,005
Other Royalty Assets	24,878	-	77,918	-	102,796	-	-	-	-	102,796
Total	$156,892	$201,193	$490,137	$(1,996)	$846,226	$21,172	$16,334	$-	$37,506	$808,720

*Effective November 13, 2025, the Company began consolidating its proportionate share of the Caserones royalty held by SLM California and transferred in the balance from Equity Interest in SLM California into Royalty Interests in the amount of $132,496 (Note 9).

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	20

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 8 - Royalty Interests (continued)
As at and for the year ended December 31, 2024:

	Cost				Accumulated Depletion
	Opening	Additions	Disposals/Impairment	Ending	Opening	Depletion	Disposals/Impairment	Ending	Carrying Amount
Royalty Interests
Ballarat, Australia	$5,841	$4,055	$-	$9,896	$1,006	$622	$-	$1,628	$8,268
Bonikro, Cote d'Ivoire	12,405	19,395	-	31,800	947	2,324	-	3,271	28,529
Cactus, U.S.A	9,918	-	-	9,918	-	-	-	-	9,918
Korali-Sud, Mali	11,196	-	-	11,196	-	-	-	-	11,196
Karlawinda, Australia	37,166	-	-	37,166	6,597	2,402	-	8,999	28,167
Laverton, Australia	16,071	-	-	16,071	-	-	-	-	16,071
Wahgnion, Burkina Faso	12,379	-	-	12,379	4,773	1,454	-	6,227	6,152
Other Producing Assets	6,332	870	(3,614)	3,588	3,809	416	(3,178)	1,047	2,541
Other Royalty Assets	16,010	8,868	-	24,878	-	-	-	-	24,878
Total	$127,318	$33,188	$(3,614)	$156,892	$17,132	$7,218	$(3,178)	$21,172	$135,720
Caserones
Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) holds a 1.944% Net Smelter Return (“NSR”) royalty interest in the Caserones mine, a large-scale open-pit copper-molybdenum operation located in Chile. The Company's interest in SLM California is 67.08% resulting in an effective 1.304% NSR royalty on Caserones. Of the Company's 67.08% interest in SLM California, 42.72% was acquired through the acquisition of EMX (Note 4), resulting in an additional 0.831% NSR royalty on Caserones acquired during the year ended December 31, 2025.
Effective November 13, 2025, following an amendment to the SLM California shareholder agreement, the Company reassessed the classification of its interest in SLM California and determined that the arrangement constituted a joint operation under IFRS 11 Joint Arrangements. Consequently, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets and liabilities of SLM California, including its direct interest in the underlying Caserones royalty interest from the effective date onwards (Note 9).
Korali-Sud
The Korali-Sud gold royalty commenced generating revenue from Q1 2025. The Company holds a 3% NSR royalty on the first 226,000 ounces of gold produced at the Diba deposit, and an uncapped 2% NSR thereafter. In addition to the royalty income, the agreement includes a series of production-based milestone payments. A $2.0 million milestone payment was received during the year, and further $1.0 million milestone payments are due to be received upon the production achievement of 150,000 and 200,000 ounces respectively.
Wahgnion
The Wahgnion mine is currently undergoing an external audit, during which royalty payments to royalty holders have been temporarily paused and the 2025 royalty statements have not yet been provided. The Company received all royalty statements from Wahgnion management for the 2024 financial year and received payment for the first two quarters of 2024, but has not received payment for the second half of 2024. In addition, the Company has not yet received the royalty statements for 2025 and therefore, the Company has not yet received the necessary information to support the recognition of royalty income for 2025. Royalty revenue earned in 2025 will not be recognized until a royalty statement is received.
Cactus
In August 2025, the Company received $1.9 million from Arizona Sonoran Copper Company Inc. following the expected buyback of 0.14% NSR on the Cactus Project Royalty. The Company originally held a 0.68% NSR royalty over the Cactus Project. Following completion of the buyback, the Company retains a 0.54% NSR royalty interest in the project.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	21

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 8 - Royalty Interests (continued)
Laverton and Jasper Hills
On November 26, 2025, the Company completed the purchase of the Laverton and Jasper Hills royalties for total cash consideration of A$80 million (approximately $52 million). The Jasper Hills royalty comprises a 2% Gross Revenue Royalty (“GRR”) over Brightstar Resources Ltd.'s producing Jasper Hills Project while the Laverton royalty comprises an uncapped 2% GRR over Genesis Minerals Ltd.’s Focus Laverton Project in Western Australia. The Laverton royalty acquisition complements the Company’s existing 2% GRR over a subset of the Focus Laverton Project, resulting in a 4% GRR over this area.
Dugbe
On September 1, 2025, the Company acquired the Dugbe royalty for an initial cash consideration of $16.5 million. The royalty comprises an uncapped 2.0% NSR royalty over the Dugbe Project, which increases to 2.5% under certain production and gold price conditions.
In addition, the agreement provides for a contingent cash consideration of up to $3.5 million, payable upon the earlier occurrence of any of the following events:
•$0.7 million upon the commencement of project construction; and
•$2.8 million upon the commencement of commercial production; or,
•A cumulative 150,000 ounces of royalty-linked gold production at Dugbe
The contingent consideration will be recognized as a liability when these events are met.
Timok
The Company, through its acquisition of EMX, acquired a 0.3625% NSR royalty on interests covering the Brestovac and Jasikovo East-Durlan Potok properties, which are included in the Timok project controlled be Zijin Mining.
Diablillos
The Company, through its acquisition of EMX, acquired a 1% NSR royalty on interests covering the Diablillos project in Argentina. The project is currently being advanced by AbraSilver Resources.
Gediktepe
The Company, through its acquisition of EMX, acquired two royalties at Gediktepe in Türkiye, which include perpetual 2.25% NSR royalties over metals produced from the oxide and sulphide zones.
Leeville
The Company, through its acquisition of EMX, acquired a 1% gross smelter return royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville mine incurs a 5% direct gold tax.
Balya
The Company, through its acquisition of EMX, acquired a 4% NSR royalty on the Balya property, that is uncapped and is not subject to a buy back agreement. The Balya royalty property is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş., a private Turkish company.
Other Royalty Assets
In addition to the notable royalties discussed above, the Company acquired through EMX a series of additional near-term producing, development and early stage royalties.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	22

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 9 - Investment in Associate
The Company holds investments in associates as shown in the table below:

	SLM California (Caserones)	Legend Gold Mali (Tabakorole)	Aterian plc	Total

Balance as at December 31, 2023	$36,551	$3,042	$3,385	$42,978
Share of profit (loss) for the year	2,320	(17)	(267)	2,036
Distributions	(3,922)	-	-	(3,922)
Foreign exchange revaluation	-	-	(5)	(5)
Balance as at December 31, 2024	$34,949	$3,025	$3,113	$41,087

Interest acquired through EMX acquisition	104,405	-	-	104,405
Share of profit (loss) for the year	2,599	(8)	(388)	2,203
Distributions	(3,126)	-	-	(3,126)
Impairment	-	(2,017)	-	(2,017)
Reclassification	(138,827)	-	(2,725)	(141,552)
Balance as at December 31, 2025	$-	$1,000	$-	$1,000
SLM California (Caserones)
As of December 31, 2025, the Company held a 1.304% NSR royalty interest on the Caserones copper mine in northern Chile, of which an additional 0.831% was acquired through the acquisition of EMX (Note 4). The royalty is collectively held through the Company’s subsidiaries Minera Tercero SpA, EMX Chila SpA and EA Regalias Chile SpA which own 45.6%, 19.94%, and 1.56% of SLM California respectively.
Distributions received from the associate reduce the carrying amount of the investment. For the year ended December 31, 2025, the Company received distributions from SLM California in respect of the royalty on production at the Caserones mine of $3.1 million (December 31, 2024: $3.9 million). The distributions were calculated after provisions made by SLM California for expenses and Chilean income tax. The Company adjusted this share of profit through an amortization of the investment based on a depletion calculation performed on the underlying royalty asset in order to conform with Elemental’s consolidated accounting policies.
Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement which resulted in the Company reassessing the classification of its interest in SLM California. As a result of the amendment to the SLM California shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation. As a result of this change, the Company's proportionate share of the Caserones royalty of $132,496 was transferred into royalty interests (Note 8).
Legend Gold Mali (Tabakorole)
Legend Gold Mali SARL is a wholly owned subsidiary of Legend Mali UK II Ltd, a holding company which is a 30% owned associate of the Company, and holds the Tabakorole gold project and two contiguous licenses in southern Mali. The Company’s interest in Legend Mali UK II Ltd. is accounted for usi    ng the equity method. The company is the subject of an agreement between the Company and Marvel Gold that was renewed in January 2022, under which Marvel Gold retains the right to increase its holding to 80% by sole funding a definitive feasibility study on the Tabakorole project. During the year ended December 31, 2025 the Company was made aware of the sale of the 70% interest in the associate which resulted in the Company recognizing an impairment charge of $2.0 million on the investment.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	23

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 9 - Investment in Associate (continued)
Aterian Plc
Aterian Plc (“Aterian”) holds a portfolio of 15 exploration and evaluation projects in Morocco and one lithium exploration project in Rwanda. The Company has appointed one member of the board of Aterian. The shares of Aterian Plc are listed on the London Stock Exchange (LON: ATN).
As of May 3, 2024, the Company entered into an agreement with Aterian to sell 653,334 shares back to Aterian in exchange for a convertible loan instrument (“CLN”). This transaction provided Aterian with additional fundraising capacity to accelerate its exploration programs in Morocco and Botswana. On June 20, 2024, the CLN was converted back into the same number of shares, 653,334, which the Company has received.
During the year ended December 31, 2025 the Company's equity interest in Aterian Plc decreased to 18.84% (2024 - 20.04%). The Company retains one seat on Aterian's five member board. Due to the reduction in its shareholding the Company's judgment is that it no longer exercises significant influence or control over Aterian. Accordingly, the investment has been reclassified from an investment in an associate to a financial asset (Note 6). This reclassification resulted in a loss on disposal of $1.5 million, recognized in the statement of profit or loss.

Note 10 - Accounts Payable and Accrued Liabilties

	As at December 31,
	2025	2024

Trade payables	$2,209	$737
Accrued liabilities	1,683	981
Lease liability	489	-
Income taxes payable	1,901	-
Other payables and advances	383	1,631
Total	$6,664	$3,349
The other payables balance in 2024 includes $1.5 million in deferred consideration payable on the one year anniversary of the acquisition of the Mactung and Cantung royalties.

Note 11 - Warrant Liability
During the year the Company issued replacement warrants as part of the acquisition of EMX. The terms of the warrants match the outstanding warrants EMX had at the closing of the transaction. These warrants are considered a derivative liability due to the exercise price being denominated in Canadian dollars compared to a US dollar functional and presentation currency. As at December 31, 2025, the fair value of the warrant liability was $7.7 million (2024 - $Nil). The fair value of the warrant liability was estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	As at December 31,
	2025	2024

Risk free interest rate (%)	2.58	-
Expected life (years)	1.28	-
Expected volatility (%)	48.16	-
Dividend yield (%)	-	-

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	24

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 11 - Warrant Liability (continued)
During the years ended December 31, 2025 and 2024, the change in warrants outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)

Balance as at December 31, 2023 and 2024	-	$-
Issued	1,075,780	15.77
Balance as at December 31, 2025	1,075,780	$15.77
The following table summarizes information about the warrants which were outstanding as at December 31, 2025:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date

November 12, 2025	1,075,780	1,075,780	$15.77	April 14, 2027
Total	1,075,780	1,075,780

Note 12 - Borrowings
Credit Facility
The Company has a $50.0 million revolving credit facility (the “Facility”), with National Bank of Canada ("NBC"), Canadian Imperial Bank of Commerce ("CIBC") and Royal Bank of Canada ("RBC"). Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.
The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. The financial covenants are measured on a quarterly basis. As at December 31, 2025 and December 31, 2024, the Company certified that it was in compliance with the terms of the covenants.
On June 5, 2024, the Company extended its facility maturity to June 5, 2027. The arrangement fees and legal costs associated with this extension are capitalized and amortized over the term of the facility.
On November 13, 2024, the Company amended its Credit Facility to exercise a $10.0 million accordion feature, increasing the total available facility from $40.0 million to $50.0 million. This amendment introduced RBC as a new lender to the facility, alongside NBC and CIBC.
During the year ended December 31, 2025, the Company made a total of $28.0 million repayments, which included a $25.0 million repayment of the Franco Nevada credit facility that was assumed on the acquisition of EMX. Due to the early settlement of the facility, the Company recognized a $0.3 million loss on disposal.
As at December 31, 2025, the drawn down balance (loan principal) was $Nil (December 31, 2024: $3.0 million). As at December 31, 2025, the unutilized amount of the credit facility was $50.0 million (December 31, 2024: $47.0 million).
Subsequent to year end the Company signed an amendment to upsize the existing credit facility to $150.0 million with a $50.0 million accordion feature (Note 23).

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	25

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 12 - Borrowings (continued)
The following table summarizes the Company's borrowings as at December 31, 2025 and changes during the year then ended:

	As at December 31,
	2025	2024

Opening balance	2,687	30,000
Assumed debt on acquisition of EMX	25,000	-
Repayments	(28,000)	(27,000)
Less: facility extension transaction costs	-	(362)
Amortization of transaction costs	129	49
Transaction costs reclassified to other debtors	184	-
Closing balance	$-	$2,687
During the year ended December 31, 2025, the Company recognized an interest expense of $0.5 million (2024 - $2.0 million) on the loans which was included in interest and finance expense.

Note 13 - Income Taxes
Income tax expense differs from the amount that would result from applying corporate income tax rates to earnings before income taxes. The differences result from the following items during the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024

Net income before taxes	$6,280	$1,009
Statutory tax rate (%)	27	27
Expected income tax	$1,696	$272
Difference between parent and foreign tax rates	347	(55)
Withholding taxes	2,779	1,260
Share-based compensation	658	375
Share of profit of associate	(627)	(646)
Other permanent differences	1,766	753
Change in unrecognized deferred tax assets	(2,111)	(704)
Other adjustments	-	66
Total income tax expense	$4,508	$1,321

	For the year ended December 31,
	2025	2024

Current tax expense	$4,924	$1,336
Deferred tax recovery	(416)	(15)
Total income tax expense	$4,508	$1,321

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	26

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 13 - Income Taxes (continued)
The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabilities as follows:

	As at December 31,
	2025	2024

Deferred Tax Liabilities
Royalty interests	$(116,173)	$(1,365)
Investment in associate	(249)	(603)
	(116,422)	(1,968)
Deferred Tax Assets
Losses	3,833	115
Other	36	106
Net deferred tax liability	$(112,553)	$(1,747)
Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at December 31,
	2025	2024

Losses	$27,355	$29,163
Deductible temporary differences	3,390	2,893
	$30,745	$32,056
The Company has Canadian tax losses of $27.4 million available to offset future taxable income. The losses expire in 2040 and 2044. The Company has Australian tax losses of $1.2 million available to offset future taxable income that do not expire. Tax attributes are subject to review and potential adjustments by tax authorities.

Note 14 - Shareholders' Equity
Authorized
As at December 31, 2025, the authorized share capital of the Company was an unlimited number of common shares without par value.
On March 25, 2025 the Company commenced a Normal Course Issuer Bid ("NCIB"). Under the NCIB Elemental may purchase for cancellation up to 1,228,812 common shares in the capital of the Company over a twelve month period. As at December 31, 2025, no common shares had been repurchased.
On September 16, 2025, Elemental consolidated its shares on the basis of ten pre-consolidation common shares for one post-consolidation common share (the “Share Consolidation”). The number of stock options, restricted share units and performance share units presented in these consolidated financial statements have all been proportionately adjusted to reflect the Share Consolidation.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	27

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 14 - Shareholders' Equity (continued)
Common Shares
During the year ended December 31, 2025, the Company:
•Issued 31,500,450 common shares for the acquisition of EMX.
•Issued 7,502,502 common shares for gross proceeds of $100.0 million pursuant to a private placement with Tether Investments.
•Issued 242,282 common shares for gross proceeds of $2.8 million pursuant to the exercise of stock options.
•Issued 8,500 common shares pursuant to the net settlement of previously vested PSUs.
During the year ended December 31, 2024, the Company:
•Cancelled 81,432 ordinary common shares in the share capital of the Company surrendered by certain former and current management to satisfy tax obligations.
•Acquired Alpha 2 SPV Limited and Alpha 3 SPV. The consideration for the acquisition was $28.0 million, settled through the issuance of 3,444,458 newly issued common shares of the Company.
•Issued 1,614,194 common shares pursuant to a $12.8 million private placement with La Mancha Investments S.à.r.l following the exercise of their Anti-Dilution Rights.
Stock Options
The Company maintains an incentive compensation plan for stock options, performance share units (“PSUs”) and restricted share units ("RSUs"). The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V).
The vesting terms of the awards are in the sole discretion of the Board of Directors. All stock options and PSUs become fully vested if a change of control of the Company occurs. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as a director or officer of the Company.
During the years ended December 31, 2025 and 2024, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)	Weighted Average Life

Balance as at December 31, 2023	1,142,329	$15.90	3.21
Granted	358,000	11.80
Forfeited	(128,065)	15.50
Balance as at December 31, 2024	1,372,264	$14.55	2.73
Granted	1,885,873	11.44
Exercised	(242,282)	15.79
Forfeited	(198,230)	17.13
Balance as at December 31, 2025	2,817,625	$12.18	2.66
Exercisable as at December 31, 2025	2,532,548	$12.04	2.48

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	28

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 14 - Shareholders' Equity (continued)
The following table summarizes information about the stock options which were outstanding at December 31, 2025:

Year of expiry	Number of stock options	Weighted average exercise price (C$)

2026	267,945	14.78
2027	959,578	12.98
2028	259,213	9.58
2029	645,653	10.59
2030	685,236	12.52
The weighted average fair value of the stock options granted during the year ended December 31, 2025 was C$9.77 (2024 - C$4.08) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	As at December 31,
	2025	2024

Risk free interest rate (%)	2.54	3.45
Expected life (years)	3.1	5.0
Expected volatility (%)	43.0	40.7
Dividend yield (%)	-	-
During the year ended December 31, 2025, the Company recorded $1.7 million (2024: $0.8 million) of share-based compensation expense based on the vesting of stock options.
Performance share units ("PSUs")
The Company has certain performance share units outstanding which were issued to directors and officers. Changes in PSUs during year ended December 31, 2025 and the year ended December 31, 2024 are as follows:

Number of PSUs

Outstanding, December 31, 2024	50,000
Outstanding and exercisable, December 31, 2024	16,000
Outstanding, December 31, 2025	-
Outstanding and exercisable, December 31, 2025	-
During the year ended December 31, 2025, the Company recorded $Nil (2024: $Nil) of share-based compensation based on the vesting of PSUs.
During the year ended December 31, 2025, the PSUs expired or were exercised and there were no remaining PSUs outstanding as at December 31, 2025.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	29

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 14 - Shareholders' Equity (continued)
Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.
The following table summarizes information about the RSUs which were outstanding at December 31, 2025:

	Number of RSUs	Weighted Average Life (years)

Balance as at December 31, 2023	-	-
Granted	154,100
Balance as at December 31, 2024	154,100	4.25
Granted	93,000
Balance as at December 31, 2025	247,100	3.65
Exercisable as at December 31, 2025	51,367	3.25
During the year ended December 31, 2025, the Company recorded $0.7 million (2024: $0.6 million) of share-based compensation based on the vesting of RSUs.

Note 15 - Revenue
During the years ended December 31, 2025 and 2024, the Company had the following sources of revenue:

	For the year ended December 31,
	2025	2024

Royalty revenue*	$43,359	$15,993
Option, property and other revenue	284	330
Total	$43,643	$16,323
*Excludes royalty revenue generated from Caserones up to November 13, 2025 (Note 9).
The Company has a number of royalty interests and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	30

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 15 - Revenue (continued)
During the years ended December 31, 2025 and 2024, the Company had the following sources of royalty revenue:

	For the year ended December 31,
	2025	2024

Ballarat	$2,454	$807
Bonikro	10,886	5,430
Caserones*	3,665	-
Gediktepe	1,613	-
Karlawinda	8,857	5,199
Korali-Sud	10,515	-
Leeville	1,192	-
Timok	1,086	-
Wahgnion	-	2,692
Other producing royalties	2,924	1,865
Advanced royalty payments	167	-
Total	$43,359	$15,993
*Excludes royalty revenue generated from Caserones up to November 13, 2025 (Note 9).

Note 16 - General and Administrative Expenses
During the years ended December 31, 2025 and 2024, the Company had the following sources of general and administrative expenses:

	For the year ended December 31,
	2025	2024

Salaries, fees and employee benefits	$7,136	$4,057
Professional fees and consulting fees	1,684	1,452
Marketing and promotion	434	316
Listing and filing fees	944	184
Corporate administration	1,158	746
Allowance for bad debts	1,488	-
Project evaluation and transaction related expenses	3,623	641
Total	$16,467	$7,396
Certain comparative figures have been reclassified to general and administrative expenses to conform to current year presentation as shown in the table below:

	As previously reported December 31, 2024	Reclassification	Restated December 31, 2024
General and administrative expenses	$6,755	$641	$7,396
Project evaluation	241	(241)	-
Transaction related expense	$400	$(400)	$-

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	31

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 17 - Royalty Generation Expenses
The Company incurs expenditures to originate and evaluate mineral projects, partner with major and junior mining companies, and selectively retain royalty interests. During the year ended December 31, 2025, the Company incurred the following project and royalty generation costs:

	For the year ended December 31,
	2025	2024

Administrative costs	$128	$-
Drilling, technical, and support costs	97	-
Personnel	526	-
Property costs	223	-
Professional fees	177	-
Total Expenditures	1,151	-
Recoveries from partners	(93)	-
Net Expenditures	$1,058	$-

Note 18 - Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the years ended December 31, 2025 and 2024 was as follows:

	For the year ended December 31,
	2025	2024

Salaries, fees, benefits and professional fees	$3,602	$1,721
Share-based compensation	1,700	911
Total	$5,302	$2,632
During the year ended December 31, 2025, the Company received $100.0 million in private placement proceeds from Tether Investments S.A. de C.V. (Note 14). The Company also holds $1.1 million in Tether Gold XAU₮ cryptocurrency tokens. As at December 31, 2025 a net $0.1 million was due to related parties (2024: due from of $0.4 million).

Note 19 - Net Income (Loss) per Share

	For the year ended December 31,
	2025	2024

Net income (loss)	$1,772	$(364)

Weighted average number of common shares outstanding - basic	29,975,215	20,429,742
Dilutive effect of stock options and warrants	1,621,233	-

Weighted average number of common shares outstanding - diluted	31,596,448	20,429,742

Basic earnings (loss) per share	$0.06	$(0.02)
Diluted earnings (loss) per share	$0.06	$(0.02)

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	32

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 20 - Segmented Information
The Company’s business is organized into one single operating segment, consisting of acquiring, managing and generating royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.
Geographic revenues from royalties is determined by the location of the operations giving rise to the revenue.
For the years ended December 31, 2025, and 2024 the Company had revenue located geographically as follows:

	North America	South America	Europe	Australia	Africa	Total

Royalty revenue
December 31, 2025	$2,260	$3,665	$3,764	$12,267	$21,403	$43,359
December 31, 2024	$1,013	$120	$-	$6,738	$8,122	$15,993
As at December 31, 2025, and 2024, the Company had royalty interests located geographically as follows:

	North America	South America	Europe	Australia	Africa	Total

Royalty interests
As at December 31, 2025	$91,251	$199,669	$343,635	$114,230	$59,935	$808,720
As at December 31, 2024	$20,521	$-	$-	$64,554	$50,645	$135,720

Note 21 - Financial Instruments
Management of Capital
Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.
The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.
The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Company's credit facility. The Company was in compliance with the debt covenants in force as at December 31, 2025. Details of these covenants are included in Note 12.
Fair Value of Financial Instruments
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	33

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 21 - Financial Instruments (continued)
The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the consolidated statement of financial position at fair value on a recurring basis were categorized as follows:

	Fair value as at December 31, 2025
Recurring Measurements	Level 1	Level 2	Level 3	Total

Investments	6,839	9,276	-	16,115
Warrant liability	-	(7,684)	-	(7,684)
Total	$6,839	$1,592	$-	$8,431

	Fair value as at December 31, 2024
Recurring Measurements	Level 1	Level 2	Level 3	Total

Investments	159	2,084	-	2,243
Total	$159	$2,084	$-	$2,243
The carrying value of cash and cash equivalents, current trade receivables and other assets and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.
The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.
Interest Rate Risk
Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest bearing financial assets and liabilities that the Company uses. Treasury activities take place under procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities which comprise the loan from NBC, CIBC and RBC. Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum. An increase in the overall interest by 100 basis points would have increased the interest expense and decreased net income by $Nil during the year.
Market Risk
Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	34

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 21 - Financial Instruments (continued)
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.
Commodity Price Risk
The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.
Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Group’s US Dollars denominated monetary assets and liabilities at December 31, 2025, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would not result in material impact in the Company’s net income. A 10% increase (decrease) of the value of other currencies relative to the US Dollar does not have a material impact on net income.

Note 22 - Supplemental Disclosure with Respect to Cash Flows
Other non-cash operating activities:

	For the year ended December 31,
	2025	2024

Interest income	$(731)	$(198)
Gains (losses) on disposals	2,253	(373)
Allowance for bad debts	1,488	-
Foreign exchange loss	235	201
Other non-cash items	-	(523)
Total	$3,245	$(893)

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	35

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 22 - Supplemental Disclosure with Respect to Cash Flows (continued)
Other investing activities:

	For the year ended December 31,
	2025	2024

Proceeds from disposal of stream assets	-	283
Proceeds from disposal of subsidiary	-	50
Purchase of property and equipment	(4)	-
Reclamation bonds	9	-
Total	$5	$333

Note 23 - Events Subsequent to the Reporting Date
Subsequent to the end of the reporting period, the Company's Board of Directors declared a dividend of $0.03 per common share in the capital of the Company, with the intention of declaring subsequent dividends at the end of each fiscal quarter, aggregating to $0.12 per common share for the 2026 fiscal year.
Subsequent to the end of the reporting period, the Company entered into an amendment to its existing revolving credit facility (the "Amended Facility”), resulting in an increase of the maximum available borrowing capacity to up to $200.0 million, which includes a $150.0 million principal and a $50.0 million accordion feature. Under the amended terms, the Company retains its ability to draw on the Amended Facility subject to agreed covenants and conditions, with the enlarged capacity intended to provide additional liquidity and financial flexibility for general corporate purposes, including potential investments, working capital and growth initiatives.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	36